Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (No. 333-194517) on Form S-3, (No. 333-190571) on Form S-8, and (No. 333-196477) on Form S-4 of William Lyon Homes, of our report dated September 15, 2014, with respect to the combined balance sheets of the Residential Homebuilding Operations of PNW Home Builders, LLC and Affiliates as of December 31, 2013 and 2012, and the related combined statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in this current report (Form 8-K/A) of William Lyon Homes filed on September 16, 2014.

/s/ KPMG LLP

Seattle, Washington

September 15, 2014